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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                             U.S. TECHNOLOGIES INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    91272D309
                                 (CUSIP Number)

                                 JAMES V. WARREN
                       6525 THE CORNERS PARKWAY, SUITE 300
                             NORCROSS, GEORGIA 30092

                                 (770) 613-0322
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 12,2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

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
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
1.       Name of Reporting Person
         I.R.S. Identification No. of Above Person

         James V. Warren
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2. Check the Appropriate Box If A Member Of A Group* (a) [ ]
                                                     (b) [ ]
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3.       SEC Use Only
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4.       Source of Funds

         N/A
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5.       Check If Disclosure Of Legal Proceedings
         Is Required Pursuant to Items 2(d) or 2(e).     [ ]
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6.       Citizenship Or Place Of Organization

         United States
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                  7.       Sole Voting Power
                           1,500,000
Number of         -----------------------------------------------
Shares            8.       Shared Voting Power
Bene-                      6,357,152
ficially          -----------------------------------------------
Owned             9.       Sole Dispositive Power
by Each                    7,818,652
Reporting         -----------------------------------------------
Person With:      10.      Shared Dispositive Power
                           38,500
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11.      Aggregate Amount Beneficially Owned By Each
         Reporting Person

         7,857,152
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12.      Check Box If The Aggregate Amount In Row (11)
         Excludes Certain Shares                          [ ]
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13.      Percent Of Class Represented By Amount In Row (11)
         25.39%
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14.      Type Of Reporting Person
         IN
-----------------------------------------------------------------


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         The statement on Schedule 13D filed on April 7, 1997, as amended by
Amendment No. 1 filed on April 28, 1998 and Amendment No. 2 filed on February 17, 2000(collectively, the "Schedule 13D"), on behalf of James V. Warren is hereby amended to report that in connection with the recent acquisition of E2Enet, Inc. ("E2E") by U.S. Technologies Inc. (the "Issuer"), Mr. Warren granted an irrevocable proxy to Gregory Earls, the Co-Chairman and Co-Chief Executive Officer of the Issuer, for the benefit of the former shareholders of E2E to vote the 6,318,652 shares of common stock, par value $0.02 per share ("Common Stock"), of the Issuer that Mr. Warren owns directly.

Item 5. Interest in Securities of the Issuer

         Item 5 of Schedule 13D is hereby amended by adding the following:

         (a), (b), (c) Mr. Warren directly owns 6,318,152 shares of Common Stock. In addition, as previously reported on Amendment No. 2 to this Schedule 13D, on November 5, 1999 Mr. Warren was granted options under the Issuer's 1999 Stock Option Plan to purchase a total of 1,500,000 shares of Common Stock. These options vested on the grant date. Each option is exercisable for one share of Common Stock at a price of $0.122 per share.

           In connection with the Issuer's recent acquisition of E2E, Mr. Warren, on behalf of the holders of the Issuer's Series B Mandatorily Convertible Preferred Stock, par value $0.02 ("Series B Preferred") (who were the stockholders of E2E before the acquisition), granted C. Gregory Earls, the Co-Chairman and Co-Chief Executive Officer of the Issuer, an irrevocable proxy to vote the 6,318,652 shares of Common Stock he owns directly in favor of an amendment to the Issuer's Restated Certificate of Incorporation that increases the number of shares of Common Stock that the Issuer is authorized to issue to an amount sufficient for all of the Issuer's outstanding convertible securities, warrants and options to be converted or exercised (the "Charter Amendment"). See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer." Accordingly, Mr. Warren shares voting power with respect to the Charter Amendment with Mr. Earls, for the benefit of the holders of the Series B Preferred, for the 6,318,652 shares of Common Stock owned directly by him. See "Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer."

         As previously reported on Amendment No. 2 to this Schedule 13D, Mr. Warren's wife, Jane G. Warren, directly owns 38,500 shares of Common Stock. Mr. Warren shares the power to vote or

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to direct the vote of and dispose or direct the disposition of the 38,500 shares of Common Stock directly owned by his wife.

         In light of the foregoing, Mr. Warren beneficially owns 7,857,152 shares of Common Stock, which constitutes 25.39% of the outstanding shares of the Common Stock based on (i) 29,444,278 shares of Common Stock reported as outstanding on the Issuer's report on Form 10-K for the year ended December 31,1999 and (ii) the 1,500,000 shares of Common Stock Mr. Warren is entitled to purchase upon the exercise of presently exercisable stock options. Of the 7,857,152 shares of Common Stock beneficially owned by Mr. Warren, he has the sole power to vote or direct the vote of 1,500,000 shares of Common Stock and the sole power to dispose or direct the disposition of 7,818,652 shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of Schedule 13D is hereby amended by adding the following:

         On April 12, 2000, the Company completed its acquisition of E2E, a privately held Internet incubator company. The terms and conditions for the Company's acquisition of E2E ("the E2E Acquisition") were contained in a definitive acquisition agreement (the "E2E Acquisition Agreement") initially executed on February 21, 2000 and amended on April 5, 2000 to provide for a merger rather than a share exchange. Upon the completion of the E2E Acquisition, E2E became a wholly owned subsidiary of the Issuer.

         When the E2E Acquisition closed, E2E's former stockholders were issued shares of the Issuer's newly created Series B Preferred. Upon their mandatory conversion as described below, the shares of Series B Preferred Stock will be converted into 56,000,000 shares of Common Stock.

         The Issuer agreed, under the E2E Acquisition Agreement, to raise at least $6,250,000 and up to $10,000,000 of new capital funds at or prior to the closing of the E2E Acquisition. Accordingly, on the closing date of the E2E Acquisition, the Issuer sold, in two private placement transactions, 125,000 shares of its Series A Mandatorily Convertible Preferred Stock, par value $0.02 ("Series A Preferred"), to USV Partners LLC ("USV") at a purchase price of $10 per share and 5,184 shares of its newly created Series C Mandatorily Convertible Preferred Stock, par value $0.02 ("Series C Preferred") at a purchase price of $1,000 per share.


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         The Issuer is required by the E2E Acquisition Agreement to call a meeting of its stockholders to adopt the Charter Amendment, as previously described in item 5 above. Upon the acceptance of the Charter Amendment for filing by the Secretary of State of the State of Delaware, the Series B Preferred and the Series C Preferred will automatically be converted into shares of Common Stock. USV, the holder of all outstanding shares of the Series A Preferred, has also waived its right to convert its shares of Series A Preferred until such time.

         Pursuant to the E2E Acquisition Agreement, USV, James V. Warren and Mr. Earls executed a Voting Agreement and Proxy, dated April 12, 2000 (the "Proxy Agreement"), in favor of the Series B stockholders, with respect to the Charter Amendment as previously described in item 5 above. (The Proxy Agreement is attached to this Amendment No. 3 to the Schedule 13D as Exhibit A.)

         As required by the E2E Acquisition Agreement, the Issuer, USV, Mr. Warren, Northwood Ventures LLC and Northwood Capital LLC (together, "Northwood"), and Jonathan J. Ledecky entered into a Voting Agreement, dated April 12, 2000 (the "Voting Agreement"), with respect to the size and composition of the Issuer's Board of Directors. (The Voting Agreement is attached to this Amendment No. 3 to the Schedule 13D as Exhibit B.) Northwood and Mr. Ledecky were E2E stockholders prior to Issuer's acquisition of E2E. The parties to the Voting Agreement agreed to vote all of their shares of Common Stock, Series A Preferred, Series B Preferred and any and all securities of the Issuer acquired by each of the parties after the date of the Voting Agreement so that:

                  - the number of directors on the Issuer's Board will be fixed at eight; and

                  - the Board will be composed of (i) four directors designated by USV, including Gregory Earls, as Chairman and Chief Executive Officer of the Issuer,
                           (ii) two directors designated by Mr. Ledecky, and
                           (iii) two directors designated by Northwood.

The Voting Agreement terminates on April 12, 2003.

Item 7. Materials to Be Filed as Exhibits

Exhibit A - Voting Agreement and Proxy, as of April 12, 2000, by and among USV, James V. Warren, C. Gregory Earls in favor of holders of the Issuer's Series B Mandatorily Convertible Preferred Stock


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Exhibit B - Voting Agreement, as of April 12, 2000, by and among the Issuer, USV, James V. Warren, Northwood Ventures
          LLC, Northwood Capital Partners LLC and Jonathan J.
          Ledecky



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                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2000
                                          /s/ JAMES V. WARREN
                                          ----------------------------
                                          JAMES V. WARREN


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